Filed Pursuant to Rule 424B(3)

Registration Nos. 333-125325

333-125325-01

DB COMMODITY INDEX TRACKING FUND

DB COMMODITY INDEX TRACKING MASTER FUND

SUPPLEMENT DATED MAY 24, 2006 TO

PROSPECTUS DATED JANUARY 17, 2006

This Supplement amends and supplements certain information contained in the Prospectus dated January 17, 2006 (the “Prospectus”) of DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund. All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

DESCRIPTION OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX™ – EXCESS RETURN

This Supplement amends and supplements certain information in the Prospectus under the heading “DESCRIPTION OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX™ – EXCESS RETURN” as follows:

DESCRIPTION OF THE

DEUTSCHE BANK LIQUID COMMODITY INDEX – EXCESS RETURN OPTIMUM YIELD™

DBLCI™ and Deutsche Bank Liquid Commodity Index™ are Trade Marks of Deutsche Bank AG and are the subject of Community Trade Mark Application Nos. 3055043 and 3054996. Trade Mark applications in the United States are pending. Any use of these marks must be with the consent of or under license from the Index Sponsor (as defined below).

1. GENERAL

The Deutsche Bank Liquid Commodity Index – Excess Return Optimum Yield™, or the Index, is intended to reflect, broadly and in proportion to historical levels, the world’s production and supplies of certain commodities, or the Index Commodities. The Index Commodities are Light, Sweet Crude Oil (WTI), Heating Oil, Aluminium, Gold, Corn and Wheat. Each Index Commodity is assigned a weight, or the Index Base Weight, which is intended to broadly reflect the world’s production and supplies of each such Index Commodity.

The Index has been calculated back to a base date, or the Base Date of December 2, 1988. On the Base Date the closing level of the Index, or the Closing Level, was 100.

The sponsor of the Index is Deutsche Bank AG London, or the Index Sponsor.

Index Commodity	Index Base Weight (%)	Exchange which Trades Index Commodity
Light, Sweet Crude Oil (WTI)	35.00	NYMEX
Heating Oil	20.00	NYMEX
Aluminum	12.50	LME
Gold	10.00	COMEX
Corn	11.25	CBOT
Wheat	11.25	CBOT

Closing Level on Base Date:	100.00

Legend: NYMEX: New York Mercantile Exchange; LME: The London Metal Exchange Limited; COMEX: Commodity Exchange Inc., New York; CBOT: Board of Trade of the City of Chicago Inc.

Each Index Commodity employs a rule-based approach when it ‘rolls’ from one futures contract to another. Rather than select a new futures contract based on a predetermined schedule (e.g., monthly), Index Commodity rolls to the futures contract which generates the maximum ‘implied roll yield.’ The futures contract with a delivery month within the next thirteen months which generates the highest implied roll yield will be included in the Index. As a result, each Index Commodity is able to potentially maximize the roll benefits in backwardated markets and minimize the losses from rolling in contangoed markets.

In general, as a futures contract approaches its expiration date, its price will move towards the spot price in a contango market. Assuming the spot price does not change, this would result in the futures contract price decreasing. The opposite is true in a backwardated market. A contango market will tend to cause a drag on an Index Commodity’s return while a backwardated market will tend to cause a push on an Index Commodity’s return.

The Index is calculated in USD on both an excess return (unfunded) and total return (funded) index levels.

The futures contract price for each Index Commodity will be the exchange closing prices for such Index Commodity on each weekday when banks in New York, New York are open, or Index Business Days. If a weekday is not an Exchange Business Day (as defined in the following sentence) but is an Index Business Day, the exchange closing price from the previous Index Business Day will be used for each Index Commodity. “Exchange Business Day” means, in respect of an Index Commodity, a day that is a trading day for such Index Commodity on the relevant exchange (unless either an Index disruption event or force majeure even has occurred).

2. INDEX CALCULATION AND RULES

Excess Return Calculation of Index

The excess return calculation of the Index is equal to the percentage change of the market values of the underlying Index Commodities. Each Index Commodity will be represented by two futures contracts with different expiration dates throughout roll periods and one futures contract on all other days.

Contract Selection

On the first New York business day, or Verification Date, of each month, each Index Commodity futures contract will be tested in order to determine whether to continue including it in the Index. If the Index Commodity futures contract requires delivery of the underlying commodity in the next month, known as the Delivery Month, a new Index Commodity futures contract will be selected for inclusion in the Index. For example, if the first New York business day is May 1, 2006, and the Delivery Month of the Index Commodity futures contract currently in the Index is June 2006, a new Index Commodity futures contract with a later Delivery Month will be selected.

For each Index Commodity in the Index, the new Index Commodity futures contract selected will be the Index Commodity futures contract with the maximum “implied roll yield” based on the closing price for each eligible Index Commodity futures contract. Eligible Index Commodity futures contracts are any Index Commodity futures contracts having a Delivery Month (i) no sooner than the month after the Delivery Month of the Index Commodity futures contract currently in the Index, and (ii) no later than the 13th month after the Verification Date. For example, if the first New York business day is May 1, 2006 and the Delivery Month of an Index Commodity futures contract currently in the Index is therefore June 2006, the Delivery Month of an eligible new Index Commodity futures contract must be between July 2006 and July 2007. The implied roll yield is then calculated and the futures contract on the Index Commodity with the maximum implied roll yield is then selected. If two futures contracts have the same implied roll yield, the futures contract with the minimum number of months prior to the Delivery Month is selected.

Monthly Index Roll Period

After the futures contract selection, the monthly roll for each Index Commodity subject to a roll in that particular month unwinds the old futures contract and enters a position in the new futures contract. This takes place between the 2nd and 6th Index Business Day of the month.

On each day during the roll period, new notional holdings are calculated. The calculations for the old Index Commodities that are leaving the Index and the new Index Commodities are then calculated.

On all days that are not monthly index roll days, the notional holdings of each Index Commodity future remains constant.

Index Re-weighting Calculation

The Index is re-weighted on an annual basis on the 6th Index Business Day of each November.

The Index calculation is expressed as the weighted average return of the Index Commodities.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF

PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY

OF THIS DISCLOSURE DOCUMENT.

DB COMMODITY SERVICES LLC

Managing Owner